Exhibit 99.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 1st day of May, 2002, between Oragenics, Inc., a Florida corporation, 12085 Research Drive, Alachua FL 32615 hereinafter referred to as the "Employer", and Mento A. Soponis, 4730 SW 103 Way, Gainesville FL 32608, hereinafter referred to as the "Employee".

The parties recite that:

A.   The Employer is a company engaged in research and development of proprietary technologies, and

B.   The Employee, a knowledgeable business executive with considerable experience in early stage technology companies, is willing to be employed by the Employer upon the terms and conditions hereinafter set forth.

For the reasons set forth above, and in consideration of the mutual covenants and promises of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Employer and the Employee covenant and agree as follows:

1.   AGREEMENT TO EMPLOY AND BE EMPLOYED

The Employer hereby employs the Employee as President and Chief Executive Officer, reporting directly to the Board of Directors at its above-mentioned premises, and the Employee hereby accepts and agrees to such employment.

2.   DESCRIPTION OF EMPLOYEE'S DUTIES

The Employee shall perform such duties as may be entrusted to him by the Board of Directors, and the Bylaws of the corporation, and he shall perform such other duties as are customary performed by one holding such positions in other businesses or enterprises of a same or similar nature. There shall be no substantial reduction in the duties and/or authorities of the Employee without the express written consent of the Employee.

The Employee shall devote substantially all of his entire productive time, abilities, energies and attention to the business of the Employer during the term of this Agreement. The Employee shall not, during the term of this Agreement, be engaged for salaried remuneration in any other business activity without the expressed written consent of the Employer.

The Employee shall also serve on the Board of Directors of the Employer, and for the purposes of this Agreement, shall be considered a senior member of the Employer's management staff, herein referred to as the Executive Officers

3.   DURATION OF EMPLOYMENT

The term of employment of the Employee shall be three (3) years, commencing May 1, 2002 and terminating on April 30, 2005.

4.   TERMINATION OF EMPLOYMENT

This Agreement may be terminated by the resignation of the Employee upon ninety (90) days prior written notice to the Employer. No further compensation shall be payable to the Employee hereunder after the effective date of such resignation. The term of employment may be terminated by the Employer without cause upon ninety (90) days prior written notice to Employee, provided, however, that upon such termination of employment, there shall become due and payable to the Employee by the Employer all outstanding compensation as then unpaid under this Agreement, including a severance payment equal to three months salary at the rate of pay then in effect for Employee.

Any other provision in this Agreement to the contrary notwithstanding, the Employer at its option may terminate this Agreement at any time for Cause, wherein Cause constitutes a habitual neglect on the part of the Employee to perform his duties under this Agreement, provided however, that the Employer shall have notified the Employee in writing of such habitual neglect of his duties so that he may have sixty (60) days to rectify such conduct prior to a written termination by Employer. For the additional purpose of this paragraph, the Employee may be terminated for Cause if the Employee becomes convicted of any criminal act which is a first or second degree felony under the laws of the State of Florida or the United States.

5.   COMPENSATION AND REIMBURSEMENT

  Except as otherwise provide for herein, the Employer shall pay the Employee, and the Employee agrees to accept from the Employer, in full payment of the Employee's services hereunder, the initial compensation rate of Ninety Thousand Dollars ($90,000) per annum until September 1, 2002 and at a compensation rate of One Hundred Eighty Thousand Dollars ($180,000) thereafter, payable at the same frequency as all other Executive Officers of the Employer are paid, but in no event less frequent than once each month during which this Agreement is in force. Such annual compensation will from time to time be increased by approval of the Board of Directors of Employer. All salary payments and other benefits shall be subject to proper withholding and other applicable taxes.

In addition to the foregoing, the Employer will reimburse the Employee for any and all necessary, customary and usual expenses incurred by him while traveling for and on behalf of the Employer pursuant to the Employer's direction. The Employee shall present to the Employer from time to time an itemized account of such expenses in such form as may be reasonable required by the Employer, or the Internal Revenue Service.

The Employer shall in addition provide the following initial fringe benefits to the Employee:

A.   The Employee shall be entitled initially to four (4) weeks of paid combined vacation/sick leave per annum, accrued monthly based prorated upon whether Employee was a full or part-time during that period, with said accrual to be accumulated from year to year indefinitely during the term of this Agreement. Such combined vacation/sick leave which is unused by the Employee shall, at the end of the term of this Agreement, be paid to the Employee in a lump sum upon the Employee's written request, or shall rollover for future use should the Agreement be extended by mutual consent.

B.   Participation by Employee in all of the Employer's currently established fringe benefits (i.e.- paid holidays, health insurance coverage, etc.), as well as participation in all fringe benefits to be established in the future (i.e.- disability and life insurance, ESOP, automobile, etc.) for the Executive Officers and/or the employees of the Employer.

C.   Participation by Employee in any incentive/bonus compensation plans to be designed and provided for by the Employer which awards stock and/or cash bonuses for performance achieved by the Employee, and other employees of the Employer, during the term of this Agreement.

6.   DEATH DURING EMPLOYMENT

If the Employee dies during the term of his employment hereunder, the Employer shall pay to the estate of the Employee the compensation which would otherwise be payable to the Employee up to the end of the month in which his death occurs, and for a period of three (3) months thereafter. The compensation due pursuant to this section shall include salary and full ownership of all stock purchase options granted Employee, but shall not include any other benefits hereunder.

7.   EMPLOYEE'S LOYALTY TO EMPLOYER'S INTEREST

  Except as otherwise provided herein, the Employee shall devote his full time, attention, knowledge and skill to the business and interest of the Employer, and the Employer shall be entitled to the benefits and profits arising from or incident to the work, services and advice of the Employee.

8.   NONDISCLOSURE OF INFORMATION CONCERNING BUSINESS

During his employment, the Employee shall not disclose or make use of, during or after the term of his employment, any trade secret or confidential information he receives as a consequence of his employment, and not generally known, about the Employer's products, processes, services, research, development, marketing and merchandising, but not limited thereto. After the term of his employment, these restrictions shall not apply to such trade secrets or confidential information which are then in the public domain, provided that the Employee was not responsible for such disclosure entering the public domain without the Employer's consent. Employee agrees to sign Employer's Invention and Disclosure Agreement, a copy of which will be attached hereto.

9.   INDEMNIFICATION

The Employer agrees to defend, indemnify, and hold the Employee harmless against and in respect of any and all losses, expenses and damages, including reasonable attorney's fees, resulting from any material misrepresentation contained herein, or resulting from any act of the Employer, its employees, agents, directors or officers which may have occurred prior to the date when the Employee begins his employment under this Agreement or the date of this Agreement, whichever should occur later.

10.   CONTRACT TERMS TO BE EXCLUSIVE

This written Agreement contains the sole and entire agreement between the parties, and supersedes any and all other agreements between them, which shall upon the execution hereof become null and void. The parties acknowledge and agree that neither of them has made any representations with respect to the subject matter of this Agreement or any representations inducing the execution and delivery hereof, except such representations as are specifically set forth herein, and each party acknowledges that he or it has relied on his or its own judgment in entering in this Agreement. The parties further acknowledge that any statements or representations that may have heretofore been made by either of them to the other are void and of no effect and that neither of them had relied thereon in connection with his or its dealings with the other.

11.   WAIVER OF MODIFICATION INEFFECTIVE UNLESS IN WRITING

No waiver or modification of this Agreement or any extension, covenant, condition, or limitation herein contained shall be valid unless in writing and duly executed by the party to be charged therewith. Furthermore, no evidence of any waiver or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the parties arising out of or affecting this Agreement, or the rights or obligations of any party hereunder, unless such waiver or modification is in writing, duly executed as aforesaid. The provisions of this paragraph may not be waived except as herein set forth.

12.   CONTRACT GOVERNED BY LAWS OF STATE OF FLORIDA

This Agreement, and performance hereunder, shall be governed by, and in accordance with, the laws of the State of Florida.

13.   BINDING EFFECT OF AGREEMENT

This Agreement shall be binding on and inure to the benefit of the respective parties and their respective heirs, legal representatives, successors and assigns.

14.   ATTORNEY'S FEES AND COSTS

If any action at law or at equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which he or it may be entitled, either through binding arbitration or through trial, including the appellate levels.

15.   NOTICES

Any notices to be given hereunder by either party to the other may be effected either by personal delivery in writing, evidenced by a signed receipt from the party to whom the notice is sent, or by certified mail, postage prepaid, with return receipt requested. Mailed notices shall be addressed to the parties at the respective addresses appearing in the introductory paragraph of this Agreement, but each party may change his or its address by written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of the date of the signed receipt: mailed notices shall be deemed communicated as of the date stated on the return receipt.

16.   ASSIGNMENT

The Employee acknowledges that the services to be rendered by him are unique and personal. Accordingly, the Employee may not assign any of his rights under this Agreement.

17.   NONCOMPETE PROVISIONS

The Employee shall not, for a period of two (2) years following the termination for Cause of the Employee's employment with the Employer, compete directly with the Employer. Further, Employee agrees to execute any Non-Compete Agreement, as may be required by other employees of the company.

18.   INVALIDITY OF PROVISIONS

In case any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. If, moreover, any one or more of the provisions contained in this Agreement shall for any reason be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the greatest extent compatible with the applicable law as it should then appear.

EMPLOYER:

ORAGENICS, INC.

By:	/s/ J.D. Hillman
Chairman of the Board

EMPLOYEE
By:	/s/ Mento A. Soponis
Mento A. Soponis